

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2011

William P. Spencer
Chief Executive Officer
Imagenetix, Inc.
10845 Rancho Bernardo Road
Suite 105
San Diego, California

> **Re:** **Imagenetix, Inc.**
> **Form 10-K for the year ended March 31, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **File No. 033-24138-D**

Dear Mr. Spencer:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Gus Rodriguez
Accounting Branch Chief